FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 15, 2009

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X             Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

Item
1	Press release, dated 12 October 2009

Item 1

12 October 2009

Statement ABN AMRO regarding emergency ruling DSB
Today the Dutch Central Bank has decided to apply an emergency ruling on DSB. ABN AMRO will, in cooperation with the Dutch Central Bank and other Dutch banks, appropriately support the necessary actions arising from this emergency ruling on DSB. ABN AMRO will also support, where possible and necessary, clients of DSB to enable them to perform payments and other banking transactions. This includes offering clients that wish to do so, the facility to easily and quickly open a bank account with ABN AMRO. Also it will be possible to make withdrawals with DSB-payment cards from ABN AMRO ATM's until Wednesday 12.00 P.M., according to regular visitor usage. This means that DSB-clients can make three withdrawals of 250 euro.

For clients of DSB the Dutch Deposit Guarantee Scheme will be applicable. Savings deposits up to EUR 100,000 are guaranteed through this scheme. We refer to the press releases issued by the Dutch Central Bank, the Ministry of Finance and the Dutch Banker's Association (NVB) today for further information.

ABN AMRO's current assessment of the range of possibilities of its share in the losses under the Dutch Guarantee Scheme, is that although these may be significant, they are expected to be well within the range of scenarios applied by the Group for stress testing of its capital and liquidity adequacy. The potential impact of this support is not expected to be material on the Group's solvency and liquidity. The Group expects to continue to exceed the regulatory solvency and liquidity requirements. ABN AMRO Group does not expect to incur any material losses from the credit and other banking relationships it has with DSB Bank and related companies in the course of normal business.

ABN AMRO Group capital ratios have continued to exceed the minimum tier 1 and total capital ratios of 9% and 12.5% respectively (as set by the Dutch Central Bank during the separation period of ABN AMRO Group) and are adequate to cover for stress scenarios. ABN AMRO Group has continued to comfortably exceed the regulatory liquidity requirements. Furthermore, ABN AMRO Group and its shareholders will ensure that at legal separation each future stand alone bank is adequately capitalized and has a sound liquidity position.

Certain statements in this press release are statements of future expectations and other forward-looking statements. Such statements are based on current expectations, and by their nature are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by these statements. Factors that could cause actual results to differ materially from those estimated by the forward looking statements contained in this document include, but are not limited to i) the extent and nature of future developments and continued volatility in the credit markets and their impact on the financial industry in general and ABN AMRO in particular, ii) the effect on ABN AMRO's capital of write downs in respect of credit exposures, iii) risks related to ABN AMRO's transition and separation process following its acquisition by the consortium consisting of The Royal Bank of Scotland Group plc ('RBS'), the State of the Netherlands ('Dutch State') and Banco Santander S.A. ('Santander'), iv) general economic conditions in the Netherlands and in other countries in which ABN AMRO has significant business activities or investments, e.g. the United Kingdom and the United States, including the impact of recessionary economic conditions on ABN AMRO's revenues, liquidity and balance sheet, v) the actions taken by governments and their agencies to support individual banks and the banking system, vi) the monetary and interest rate policies of the European Central Bank, the Board of Governors of the Federal Reserve System and other G-7 central banks, vii) inflation or deflation, viii) unanticipated turbulence in interest rates, foreign currency exchange rates, capital markets, commodity prices and equity prices, ix) changes in Dutch and foreign laws, regulations and taxes, x) changes in competition and pricing environments, xi) natural and other disasters, xii) the inability to hedge certain risks economically, xiii) the adequacy of loss reserves, xiv) technological changes, xv) changes in consumer spending and saving habits and xvi) the success of ABN AMRO in managing the risks relating to the foregoing. The forward-looking statements made in this press release speak only as at the date of publication of this press release. ABN AMRO does not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report, nor does ABN AMRO assume any responsibility to do so.

Further information on ABN AMRO Group is available on

www.ABNAMRO.com

For further information, please contact

ABN AMRO Group Press Office
pressrelations@nl.abnamro.com
+31 20 6288900

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date:	15 October 2009	By:	/s/ Petri Hofsté
			Name:	Petri Hofsté
			Title:	Deputy CFO - Head of Group Finance

By:	/s/ Mark Boyle
	Name:	Mark Boyle
	Title:	Head of Group Finance Reporting & Policies